Exhibit 99.1

Ardagh Metal Packaging appoints Stefan Schellinger as Chief Financial Officer

Ardagh Metal Packaging S.A. (AMBP) is pleased to announce the appointment of Stefan Schellinger as Chief Financial Officer (CFO) effective September 1, 2024. Stefan brings more than 25 years of financial and commercial experience to the role as well as a strong background in relevant industrial end markets. Stefan was previously CFO and Executive Director of two listed companies, ContourGlobal plc and Essentra plc.  Stefan succeeds David Bourne who has decided to move on to new opportunities and will leave the business in September after a handover period.

Commenting on Stefan’s appointment, Oliver Graham, Chief Executive Officer of AMP said:

“I am delighted that Stefan is joining AMP as our Chief Financial Officer. Stefan is a highly experienced public company CFO with a proven track record of creating value through organic and inorganic growth. I would like to thank David Bourne for his outstanding contribution to the Company and his strong support to myself and the AMP global team, and I wish him every success for the future.”

Biography

Stefan served as Executive Vice President, Global Chief Financial Officer and a member of the Board of Directors of ContourGlobal plc from 2019 to 2023. Prior to ContourGlobal, Stefan was Group Finance Director and Executive Director of the diversified industrial company Essentra plc from 2015 until 2018, having joined the company as Corporate Development Director and Group Management Committee member in 2013. From 2005 to 2013 Stefan spent eight years with Danaher Corporation, as Corporate Development Director and as Finance Director–Emerging Markets in Danaher’s Gilbarco Veeder Root business. Prior to this, Stefan worked as Vice President in investment banking at J.P. Morgan in London. He started his career in accountancy in Germany at Arthur Andersen.

Stefan is a dual British and German citizen. He received his MBA from the University of Chicago, Graduate School of Business and holds a degree in Finance and Accounting from the University of St. Gallen, Switzerland.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This press release contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Contacts

Media:	Pat Walsh
pwalsh@murraygroup.ie

Investors:	stephen.lyons@ardaghgroup.com